

November 13, 2013

<u>Via E-mail</u>
Niall Nolan
Chief Financial Officer
Navigator Holdings Ltd.
21 Palmer Street
London SW1H 0AD
United Kingdom

      **Re:    Navigator Holdings Ltd.**
              **Amendment No. 3 to**
              **Registration Statement on Form F-1**
              **Filed November 6, 2013**
              **File No. 333-191784**

Dear Mr. Nolan:

      We have reviewed your response to our prior comment letter to you dated November 6, 2013 and have the following additional comments.

<u>Exhibit 8.1</u>

1.  Please revise the second sentence of the first paragraph on page 2 of the opinion to also reference the opinions provided under the captions "Business—Taxation of the Company—U.S. Taxation" and "Risk Factors—U.S. tax authorities could treat us as a 'passive foreign investment company,' which could have adverse U.S. federal income tax consequences to U.S. shareholders." Please also revise the last paragraph of the opinion to have legal counsel consent to the use of its name under those captions accordingly.

<u>Exhibit 8.2</u>

2.  Please revise the first sentence of the first paragraph on page 2 of the opinion to also reference the opinion provided under the caption "Business—Taxation of the Company—Republic of the Marshall Islands Taxation."

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc:     <u>Via E-mail</u>
        Mike Rosenwasser, Esq.